For period ended 10/31/2005
Registrant Name: American Beacon Funds
File Number: 811-4984

Exhibit 99.77Q3

Report of Independent Registered Public Accounting Firm


To the Board of Trustees and
Management of American Beacon Advisors, Inc.:

We have examined management assertion, included in the accompanying Report of Management on Compliance with Requirements of the Interfund Lending Procedures Agreement, that American Beacon Advisors, Inc. (ABA), has established procedures that complied with the requirements of the Interfund Lending Procedures (Credit Facility) Agreement involving the American Beacon Master Trust, American Beacon Funds, American Beacon Mileage Funds, American Beacon Select Funds and ABA (hereinafter collectively referred to as the Company) during the period from November 30, 2004 (commencement of the credit facility) through September 30, 2005 (the Period). Management is responsible for the Company compliance with those requirements. Our responsibility is to express an opinion on management assertion about the Company compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company compliance with specified requirements.

Included among our procedures were the following tests performed, along with the associated findings, with respect to loans made through the Credit Facility during the Period:

1. We compared interfund loan rates assessed to loans made through the Credit Facility during the Period to Repo Rates (as defined in the Credit Facility) and yields of money market funds in which the lending fund could invest to determine that the interfund loan rates assessed were higher. We also compared interfund loan rates to Bank Loan Rates (as defined in the Credit Facility) to determine that the interfund loan rates assessed were lower. No exceptions were noted as a result of applying this procedure.

2. We determined that none of the borrowing funds that obtained loans made through the Credit Facility during the Period had third party borrowings at the time that each of the interfund loans was made. We therefore found that compliance with collateral requirements of the Credit Facility were not applicable.

3. We recalculated percentage limitations on interfund borrowing and lending. We found that the loans made through the Credit Facility during the Period were in compliance with the percentage limitations through use of notes and e-mails from State Street Bank rather than system generated ledgers to support the total net cash redemptions and sales fails (as defined in the Credit Facility) used in calculating compliance with the percentage limitations specified in the Credit Facility.

4. We determined that allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board was not applicable as borrowing requests were fulfilled in all instances during the Period. Consequently, the allocation of interfund borrowing among borrowing funds in an equitable manner during the Period was not required.

5. We determined that none of the borrowing funds that obtained loans made through the Credit Facility during the Period had third party borrowings at the time that each of the interfund loans was made. We therefore found that the determination of whether interfund loan rates assessed did not exceed the interest rates on any third party borrowings of a borrowing fund at the time an interfund loan was made was not applicable.

In our opinion, management assertion that the Company complied with the aforementioned requirements for the period ended September 30, 2005, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Company, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.


                                         /S/ ERNST & YOUNG LLP


November 30, 2005